Exhibit 99.2

The Stars Group Files Business Acquisition Report and Provides Supplemental Information for Sky Betting & Gaming

TORONTO, September 17, 2018 – The Stars Group Inc. (NASDAQ: TSG)(TSX: TSGI) today filed a business acquisition report with respect to its acquisition of Sky Betting & Gaming (“SBG”) and is providing certain supplemental historic financial information and additional highlights and updates for SBG. The business acquisition report includes, among other information, SBG’s audited financial statements for its fiscal year ended June 30, 2018, as well as certain pro forma unaudited financial statements and information of The Stars Group.  Unless otherwise noted, all dollar ($) amounts are in U.S. dollars and all references to “£” and “Pound Sterling” are to Great Britain pound sterling.

“2018 is a transformative year for the business, with three acquisitions and related financings and other significant changes to our corporate and capital structure,” said Rafi Ashkenazi, The Stars Group’s Chief Executive Officer. “We’ve executed on these transactions and looking forward into 2019, are now focused on integration and we are confident that we will deliver on our plans to grow market share both globally and in key markets. SBG is a key component of this plan and we are excited about its potential as the fastest growing and one of the largest online and mobile sports betting and gaming businesses in the UK, the world’s largest regulated online gaming market,” concluded Mr. Ashkenazi.

“The 2018 fiscal year was another strong year for SBG, with continued product leadership and innovation,” said Richard Flint, Chief Executive Officer of SBG. “We enjoyed another year of growth, extending our leadership as the UK’s most popular online betting and gaming brand. We also continued our investment in brand, technology and people, and continued delivering innovative products that meet the needs of our customers, all of which we believe combined to drive strong operating results,” continued Mr. Flint.

“I am also particularly pleased with the progress we made to deliver a safer gambling environment to our customers and to continue our record of job creation and investment in Yorkshire, as well as our contribution to regional and national taxation in the UK,” said Mr. Flint.

“The transaction with The Stars Group will allow us to offer our best-in-class products to a truly global audience. We enter the rest of 2018 and head into 2019 as part of one of the world’s largest publicly listed online gaming companies, and I am excited about the opportunities that this combination presents,” concluded Mr. Flint.

SBG Fiscal Year 2018 Financial Summary

	Fiscal year ended June,
In thousands of Pound Sterling (except percentages or otherwise noted)	2018	2017	% Change
Stakes (millions)	3,859	3,417	13%
Betting Net Win Margin (%)	10.5%	8.7%	1.8 ppts

Betting revenue	406,510	297,399	36.7%
Gaming revenue	239,244	200,949	19.1%
Other revenue	24,712	17,417	41.9%
Total revenue	670,466	515,765	30.0%
Gross profit	500,132	375,533	33.2%
Operating profit	86,719	68,574	26.5%
Net loss	(15,282)	(5,995)	154.9%
Adjusted EBITDA ¹	208,623	145,812	43.1%
Adjusted EBITDA Margin ¹	31.1%	28.3%	2.8 ppts

Net cash flows from operating activities	200,584	141,751	41.5%
Capital Expenditure	28,233	32,673	(13.6%)

SBG Fiscal Year 2018 Quarterly Financial Summary

	Fiscal quarter ended September,			Fiscal quarter ended December,
In millions of Pound Sterling (except percentages or otherwise noted)	2017	2016	% Change	2017	2016	% Change
Stakes (millions)	923	686	35%	910	731	24%
Betting Net Win Margin (%)	9.0%	10.2%	(1.2)ppts	14.0%	8.6%	5.4ppts

Revenue
Betting	83	70	18%	128	63	103%
Gaming	58	43	35%	59	46	28%
Other	5	4	25%	6	4	53%
Total Revenue	146	117	25%	193	113	71%

Gross Profit	109	86	26%	147	83	78%
Gross Profit Margin (%)	74%	74%	0.6ppts	76%	73%	3.1ppts

Operating Profit	24	22	7%	58	5	960%

Adjusted EBITDA ¹	42	39	9%	77	23	23	0%
Adjusted EBITDA Margin (%) ¹	28.6%	32.8%	(4.2)ppts	39.7%	20.5%	19.2ppts

Quarterly Active Uniques (QAUs) (millions)	1.6	1.3	21%	1.6	1.3	19%
Quarterly Net Yield (QNY) (£)	88	86	2%	116	81	43%

	Fiscal quarter ended March,			Fiscal quarter ended June,
In millions of Pound Sterling (except percentages or otherwise noted)	2018	2017	% Change	2018	2017	% Change
Stakes (millions)	1,005	933	8%	1,022	1,068	(4%)
Betting Net Win Margin (%)	9.2%	8.2%	1.0ppts	10.2%	8.3%	1.9ppts

Revenue
Betting	92	76	21%	104	88	18%
Gaming	59	54	10%	63	58	8%
Other	6	3	74%	8	6	29%
Total Revenue	157	133	18%	174	152	15%

Gross Profit	116	96	21%	128	111	16%
Gross Profit Margin (%)	74%	72%	2.1ppts	74%	73%	0.9ppts

Operating Profit (Loss)	19	13	47%	(15)	28	(152%)

Adjusted EBITDA ¹	38	32	21%	52	52	(1%)
Adjusted EBITDA Margin (%) ¹	24.3%	23.7%	0.6ppts	29.8%	34.5%	(4.6)ppts

QAUs (millions)	1.8	1.6	10%	2.0	1.7	16%
QNY (£)	83	79	5%	83	85	(2%)

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1 Non-IFRS measure. For important information on SBG’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

SBG Fiscal Year 2018 and Subsequent Financial Highlights

•	Total Revenues – Revenues for the year increased 30% year-over-year to £670 million. All segments contributed to the revenue growth.

•

Betting Revenues – Betting revenue for the year was £407 million, or an increase of 37% year-over-year, primarily the result of increased Stakes and Betting Net Win Margin. Stakes growth was primarily driven by product enhancement and innovation, with Betting Net Win Margin primarily influenced by a sustained run of operator-favorable sporting results, particularly with respect to European football. SBG betting revenue includes revenue from real-money online sports betting products.

•

Gaming Revenues – Gaming revenue for the year was £239 million, or an increase of 19% year-over-year, primarily the result of ongoing product innovation as noted below, continued strong promotions, and further exclusive content launches. SBG gaming revenue includes revenue from real-money online poker, casino and bingo products.

•

Adjusted EBITDA and Adjusted EBITDA Margin – Adjusted EBITDA for the year was £209 million, or an increase of 43% year-over-year. The increase was primarily driven by increased total revenue as noted above, which was partially offset by a 25% year-over-year increase in total operating costs (excluding depreciation, amortization and transaction-related costs). Adjusted EBITDA Margin for the year increased by 2.8 percentage points year-over-year to 31%, primarily the result of improvements related to the increased scale of the business, including more efficient payment processing and content sourcing, as well as the flow-through of revenues from the sustained run of operator-favorable sporting results to Adjusted EBITDA. Staff costs increased broadly in line with revenue as the business continued to invest in technology, product and content, while marketing costs increased by 23%, below revenue growth, with the marketing to revenue ratio decreasing from 23% to 22% as a result of more efficient marketing spend and the impact of the operator-favorable sporting results in the period.

SBG Fiscal Year 2018 and Subsequent Operational Highlights

•

Stakes and Betting Net Win Margin – Stakes increased 13% year-over-year, while Betting Net Win Margin increased 1.8 percentage points year-over-year. While variability in sports results is a natural factor in a sports betting business, SBG’s fiscal year 2018 saw a sustained run of operator-favorable sporting results, particularly on European football, resulting in its Betting Net Win Margin for the year being 10.5% as compared to its expected level of approximately 9%.

•

Quarterly Active Uniques (QAUs) – Average QAUs were 1.8 million, which represents an increase of 17% year-over-year. This increase was primarily the result of market share gains driven by product enhancements and new products, leading SBG to hold its position as the most popular online and mobile sports betting and gaming brand in the UK. For example, during the past year, SBG introduced the following product and promotional innovations and enhancements:

-	“Soccer Saturday Super Boost”, which gives customers superior pricing on the top teams and is part of a broader marketing and customer engagement plan to enhance loyalty.
-	“MyBets”, which gives customers a quick, simple and intuitive way to track all their bets, including live tracking of SBG’s popular “RequestABet” product.
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“Bonus Time”, which is SBG exclusive content that leverages its real time data capability and control of its front-end technology to randomly award players bonus games if they play on Sky Vegas during certain times.

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“Fast Withdrawals”, which gives customers the ability to receive their withdrawals almost instantly. This feature was initially rolled out in partnership with one UK national bank and could be expanded to more banks and customers in the future.

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“ITV7”, which is a horse racing prediction game that SBG launched in partnership with ITV, the largest commercial terrestrial TV channel in the UK. The product leverages SBG’s expertise in free-to-play games, generates engaging content for ITV’s racing show, provides a chance to win life-changing prizes for free, and creates a new source of customer acquisition and retention for SBG.

•	Quarterly Net Yield (QNY) – Average QNY was £93, an increase of 12% year-over-year. The increase was primarily a result of increased Betting Net Win Margin.

•

World Cup 2018 – SBG experienced a successful World Cup with 1.3 million active unique customers on its sportsbook, generating revenue (before any offsets for bonuses, promotions or incentives) of approximately £33 million across the tournament.  A majority of such revenue was generated prior to The Stars Group’s acquisition of SBG on July 10, 2018 and thus will not be included in The Stars Group’s consolidated results for the third quarter of 2018.

•

Safer Gambling – During the year, SBG accelerated investments in the business to promote a safer betting and gaming environment for its customers. This included enhanced use of customer data, increased promotion and accessibility of self-help tools, greater interaction with customers and increased interventions, including through appropriate blocking or limiting of play. SBG believes these investments will deliver long-term benefits and support ongoing market share gains, despite the negative impact of the same on SBG’s revenues during the past year.

SBG Fiscal Year 2018 Quarterly Financial and Operational Highlights

•

First Quarter: Revenues for the first quarter increased to £146 million, primarily driven by an increase in betting revenues and gaming revenues of 18% and 35% year-over-year, respectively. The increase in betting revenues was primarily due to strong customer growth resulting from a successful customer retention campaign at the start of the European football season, including the launch of “Soccer Saturday Super Boost”. The increase in gaming revenues was primarily the result of strong cross selling from betting into gaming, coupled with the launches of new products, content and promotions. Adjusted EBITDA for the first quarter increased 9% year-over-year to £42 million, with Adjusted EBITDA Margin for the same period decreasing by 4.2 percentage points year-over-year primarily due to higher than normal Betting Net Win Margin in the comparative period and increased investment in promotions at the start of the 2018 European football season.

•

Second Quarter: Revenues for the second quarter increased to £193 million, primarily driven by an increase in betting revenues and gaming revenues of 103% and 28% year-over-year, respectively. The increase in betting revenues was primarily due to Stakes growth of 24% and a sustained run of operator-favorable sports results, particularly within European football, resulting in a Betting Net Win Margin for the period of 14%, which was approximately 50% above SBG’s normal expected level. The increase in gaming revenues was primarily driven by strong player volumes and cross-selling, together with promotions and new content. Adjusted EBITDA for the second quarter increased by 230% year-over-year to £77 million, primarily due to the high Betting Net Win Margin noted above, and decreased marketing costs, as these were phased more towards the first quarter and the start of the European football season. Adjusted EBITDA Margin for the same period increased by over 19 percentage points year-over-year as the cost base is more closely managed to player volumes and activity, rather than revenue, meaning the increased Betting Net Win Margin during the period had a significant flow-through impact on Adjusted EBITDA.

•

Third Quarter: Revenues for the third quarter increased to £157 million, primarily driven by an increase in betting revenues and gaming revenues of 21% and 10% year-over-year, respectively. The increase in betting revenues was primarily due to Stakes growth of 8%, and an increase in Betting Net Win Margin to 9.2%, which is closer to expected levels. The Stakes growth rate was lower than it has been in previous quarters primarily due to the impact of the sustained run of operator-favorable sports results noted above resulting in customers having smaller account balances. The increase in gaming revenues was primarily due to continued product and promotion enhancements, but was partially offset by lower cross-selling due to, among other things, the impact of the prior quarter’s run of sporting results and SBG’s safer gambling initiatives. Adjusted EBITDA for the third quarter increased to £38 million, with Adjusted EBITDA Margin for the same period remaining relatively stable, with ongoing investment in brand, technology and people offsetting some operational leverage from the revenue growth.

•

Fourth Quarter: Revenues for the fourth quarter increased to £174 million, primarily driven by an increase in betting revenues and gaming revenues of 18% and 8% year-over-year, respectively. The increase in betting revenues was primarily due to continued strong customer growth, the first 14 days of the World Cup and higher year-over-year Betting Net Win Margin. Despite strong customer growth, Stakes were 4% lower year-over-year primarily due to lower Stakes per player as customers continued to feel the effects of the run of sporting results noted above, as well as the comparative period including a vibrant end to the previous European football season. The increase in gaming revenues was primarily due to the same reasons as noted for the third quarter. Adjusted EBITDA for the fourth quarter was relatively flat at £52 million, with Adjusted EBITDA Margin for the same period decreasing 4.6 percentage points year-over-year as SBG invested heavily in marketing ahead of the World Cup, with the comparative period having lower marketing spend due to a lack of major sporting tournaments or events during such period.

2018 Full Year Guidance

•	Full Year Guidance –The Stars Group continues to expect the following 2018 full year financial guidance ranges:

o	Revenues of between $1.995 and $2.145 billion;
o	Adjusted EBITDA of between $755 and $810 million;
o	Adjusted Net Earnings of between $485 and $545 million;
o	Adjusted Net Earnings per Diluted Share of between $1.99 and $2.22; and
o	Capital Expenditures of between $110 and $150 million.

•

Full Year Pro Forma Guidance – The Stars Group is also providing certain pro forma 2018 full year financial guidance ranges on a consolidated basis to reflect the SBG and Australian acquisitions (CrownBet and William Hill Australia, now collectively known as BetEasy) as if they had been consolidated from January 1, 2018:

o	Revenues of between $2.537 and $2.687 billion;
o	Adjusted EBITDA of between $897 and $952 million; and

These unaudited expected results reflect management’s view of current and future market and business conditions, including assumptions of (i) expected Betting Net Win Margin of between 8.0% and 10.5%, (ii) continued negative operating conditions in Poland and potential negative operating conditions in Russia resulting from prior regulatory changes, including constraints on payment processing, (iii) no other material regulatory events or investments associated with the entry into new markets, (iv) no impact from the gaming advertising ban in Italy, and (v) no material foreign currency exchange rate fluctuations, particularly against the Euro, Great Britain pound sterling and Australian dollar. Such guidance is also based on a Euro to U.S. dollar exchange rate of 1.17 to 1.00, a Great Britain pound sterling to U.S. dollar exchange rate of 1.32 to 1.00 and an Australian dollar to U.S. dollar exchange rate of 0.74 to 1.00, and the Proforma 2018 Guidance includes pre-acquisition actual results using historical foreign exchange rates and forward guidance post-acquisition for each of the three acquisitions using the foreign exchange rates in the assumptions above. Such guidance is also based on Diluted Shares of between 241,000,000 and 243,000,000 for the high and low ends of the Adjusted Diluted Net Earnings per Share range, respectively, and certain accounting assumptions.

Capital Expenditures include estimated spend on intangible assets, property, plant and equipment and certain development costs.

Business Acquisition Report and Additional Information

The Stars Group’s business acquisition report with respect to its acquisition of SBG, as well as additional information relating to The Stars Group, SBG and their businesses, can be found on SEDAR at www.sedar.com, Edgar at www.sec.gov and The Stars Group’s website at www.starsgroup.com.

In addition to press releases, securities filings and public conference calls and webcasts, The Stars Group intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following The Stars Group’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

Investor Conference Call and Webcast

The Stars Group will host an investor conference call today, September 17, 2018 at 8:30 a.m. ET to discuss the information presented in this news release and the business acquisition report. To access via tele-conference, please dial +1 877-451-6152 or +1 201-389-0879 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the event at +1 844-512-2921 or +1 412-317-6671. The Conference ID number is 13683167. To access the webcast please use the following link: http://public.viavid.com/index.php?id=131264

Reconciliation of Non-IFRS Measures to Nearest IFRS Measures

The tables below present reconciliations of Adjusted EBITDA of SBG to operating profit, which is the nearest IFRS measure:

	Fiscal quarter ended
	September	September	December	December	March	March	June	June
In millions of Pound Sterling	2017	2016	2017	2016	2018	2017	2018	2017
Operating profit	23.7	22.2	58.1	5.5	19.5	13.2	(14.5)	27.7

Depreciation and amortization	18.2	16.3	18.4	17.7	18.8	18.5	17.8	18.4
Impairment of intangible assets	-	-	-	-	-	-	-	6.3
Transaction-related costs	-	-	-	-	-	-	48.8	-

Adjusted EBITDA¹	41.9	38.5	76.5	23.2	38.2	31.7	52.0	52.4

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1 Fiscal Year 2018 includes disposals of £1.9.

For additional information on SBG’s non-IFRS measures, see below under “Non-IFRS Measures” and “Key Metrics and Other Data”.

The Stars Group has not provided a reconciliation of the non-IFRS measures to the nearest IFRS measures included in its full year 2018 financial guidance or full year 2018 pro forma financial guidance provided in this news release, including Adjusted EBITDA, Adjusted Net Earnings and Adjusted Diluted Net Earnings per Share, because certain reconciling items necessary to accurately project such IFRS measures, particularly net earnings (loss), cannot be reasonably projected due to a number of factors, including variability from potential foreign exchange fluctuations impacting financial expenses, and the nature of other non-recurring or one-time costs (which are excluded from non-IFRS measures but included in net earnings (loss)), as well as the typical variability arising from the audit of annual financial statements, including, without limitation, certain income tax provision accounting, and related accounting matters.

About The Stars Group

The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings.  The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars,

PokerStars Casino, BetStars, Full Tilt, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, and Sky Poker, as well as live poker tour and event brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 19 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial and operational expectations and projections, such as certain future operational and growth plans and strategies, including as it relates to SBG and full year 2018 financial guidance. Forward-looking statements and information can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words or variations or synonyms of these words or comparable terminology and similar expressions. These statements and information, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group, its subsidiaries, including SBG, and its and their respective customers and industries. Although The Stars Group and management believe the expectations reflected in such forward-looking statements and information are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: the heavily regulated industry in which The Stars Group carries on its business; risks associated with interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations, or potential prohibitions, with respect to interactive entertainment or online gaming or activities related to or necessary for the operation and offering of online gaming; potential changes to the gaming regulatory framework; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to offer, operate and market its product offerings, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within addressable markets and industries; impact of inability to complete future or announced acquisitions or to integrate businesses successfully; The Stars Group’s substantial indebtedness requires that it use a significant portion of its cash flow to make debt service payments; The Stars Group’s secured credit facilities contain covenants and other restrictions that may limit its flexibility in operating its business; risks associated with advancements in technology, including artificial intelligence; ability to develop and enhance existing product offerings and new commercially viable product offerings; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; The Stars Group’s exposure to greater than anticipated tax liability; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in product offerings; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand and reliance on online and mobile telecommunications operators; systems, networks, telecommunications or service disruptions or failures or cyber-attacks and failure to protect customer data, including personal and financial information; regulations and laws that may be adopted with respect to the Internet and electronic commerce or that may otherwise impact The Stars Group in the jurisdictions where it is currently doing business or intends to do business, particularly those related to online gaming or that could impact the ability to provide online product offerings, including, without limitation, as it relates to payment processing; ability to obtain additional financing or to complete any refinancing on reasonable terms or at all; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its product offerings; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and natural events; contractual relationships of SBG or The Stars Group with Sky plc and/or its subsidiaries; counterparty risks; failure of systems and controls of The Stars Group to restrict access to its products; reliance on scheduling and live broadcasting of major sporting events; macroeconomic conditions and trends in the gaming and betting industry; bookmaking risks; an ability to realize projected financial increases attributable to acquisitions and The Stars Group’s business strategies; and an ability to realize all or any of The Stars Group’s estimated synergies and cost savings in connection with acquisitions. Other applicable risks and uncertainties include, but are not limited to, those identified in The Stars Group’s annual information form for the year ended December 31, 2017, including under the heading “Risk Factors and Uncertainties”, in the June 21, 2018 prospectus supplement to the short form base shelf prospectus dated January 16, 2018 (the “Prospectus Supplement”) under the heading “Risk Factors”, and in The Stars Group’s management’s discussion and analysis for the three and six months ended June 30, 2018 (the “Q2 2018 MD&A”), including under the headings “Risk Factors and Uncertainties”, “Limitations of Key Metrics, Other Data and Non-IFRS Measures” and “Key Metrics and Non-IFRS Measures”, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and The Stars Group’s website at www.starsgroup.com, and in other filings that The Stars Group has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements or information. Any forward-looking statement or information speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-IFRS Measures

This news release references non-IFRS financial measures of SBG, including QNY, Adjusted EBITDA and Adjusted EBITDA Margin, and of The Stars Group, including Adjusted EBITDA, Adjusted Net Earnings and Adjusted Diluted Net Earnings per Share. The Stars Group believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial performance of its and SBG’s business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business. Although management believes these financial measures are important in evaluating The Stars Group and SBG, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. They are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for year-over-year comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on The Stars Group’s operating results. In addition to QNY, which is defined below under “Key Metrics and Other Data”, The Stars Group provides the following non-IFRS measures in this news release, in each case as they relate solely to SBG:

Adjusted EBITDA means profit/(loss) for the period attributable to equity shareholders before tax expense/(credit), finance costs, investment income, revaluation of financial instruments measured at fair value, depreciation, amortization, impairment and exceptional items (being transaction-related costs, which are adjusted for in this news release but are not adjusted for in SBG’s audited financial statements for its fiscal year ended June 30, 2018). See the reconciliation table presented above within this news release for additional information.

Adjusted EBITDA Margin means Adjusted EBITDA as a proportion of total revenue.

For additional information on SBG’s non-IFRS measures, see elsewhere in this news release and the Prospectus Supplement, including under the headings “Cautionary Note Regarding Use of Non-GAAP Measures” and “Management’s Discussion and Analysis of Sky Betting & Gaming”.

The Stars Group provides the following non-IFRS measures in this news release, in each case as they relate solely to The Stars Group on a consolidated basis and as it relates to full year 2018 financial guidance and full year 2018 pro forma financial guidance provided in this news release:

Adjusted EBITDA means net earnings before financial expenses, income taxes expense (recovery), depreciation and amortization, stock-based compensation, restructuring, net earnings (loss) on associate and certain other items.

Adjusted Net Earnings means net earnings before interest accretion, amortization of intangible assets resulting from purchase price allocations following acquisitions, deferred income taxes, stock-based compensation, restructuring and certain other items.

Adjusted Diluted Net Earnings per Share means Adjusted Net Earnings attributable to the shareholders of The Stars Group divided by Diluted Shares. Diluted Shares means the weighted average number of common shares of The Stars Group (“Common Shares”) on a fully diluted basis, including options, other equity-based awards, warrants and preferred shares. The effects of anti-dilutive potential Common Shares are ignored in calculating Diluted Shares. For the purposes of the full year 2018 financial guidance and full year 2018 pro forma financial guidance provided in this news release, Diluted Shares equals between 241,000,000 and 243,000,000 for the high and low ends of the Adjusted Net Earnings per Diluted Share range, respectively.

For additional information on The Stars Group’s non-IFRS measures, see elsewhere in this news release and the Q2 2018 MD&A, including under the headings “Management’s Discussion and Analysis”, “Limitations of Key Metrics, Other Data and Non-IFRS Measures” and “Key Metrics and Non-IFRS Measures”.

Key Metrics and Other Data

The Stars Group provides the following key metrics in this news release, in each case as they relate solely to SBG:

QAUs means active unique customers (online, mobile and desktop client) who have settled a stake on any betting or gaming product within the relevant quarterly period. SBG defines unique as a customer who played at least once on one of its real-money offerings during the period, and excludes duplicate counting, even if that customer is active across more than one vertical (betting and gaming). QAUs are disclosed in this news release on a combined basis for SBG’s real-money online gaming and betting brands. The average QAU numbers provided in this news release reflect a simple average for the respective periods presented.

QNY is calculated by dividing the quarterly betting and gaming revenue (total revenue less other revenue generated by SBG’s Oddschecker and international divisions) generated by SBG by the number of QAUs in the period indicated. QNY is a non-IFRS measure. The Stars Group does not provide a reconciliation for the numerator of QNY as the revenue components thereof (i.e., betting and gaming revenues) are set forth in this news release.

Stakes means betting amounts wagered on SBG’s online betting product offerings, and is also an industry term that represents the aggregate amount of funds wagered by customers within the betting line of operation for the period specified.

Betting Net Win Margin is calculated as betting revenue as a proportion of Stakes.

Capital Expenditure for SBG specifically means the purchase of property, plant and equipment and the purchase of intangible assets.

For additional information on SBG’s key metrics and other data, see the Prospectus Supplement, including under the heading “Management’s Discussion and Analysis of Sky Betting & Gaming”.

For investor relations, please contact:

Tim Foran

Tel: +1 437-371-5730

ir@starsgroup.com

For media inquiries, please contact:

Eric Hollreiser

Press@starsgroup.com